No. 1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended December 31, 2011 with Financial Services Agency in Japan.

Exhibit 2:

On February 16, 2012, Honda Siel Cars India Ltd. announced that it has resumed normal production with two shift operations from February 15, 2012

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 21, 2012 has decided on changes of Operating Officers as of April 1, 2012 and has decided a plan for changes to its management as of late June 2012. Those changes as of late June 2012 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2012 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: March 9, 2012

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2011

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and December 31, 2011

	Yen (millions)
Assets	March 31, 2011	December 31, 2011
	audited	unaudited
Current assets:
Cash and cash equivalents	¥1,279,024	¥1,142,719
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,904 million at March 31, 2011 and ¥6,706 million at December 31, 2011 (notes 3 and 7)	787,691	605,522
Finance subsidiaries-receivables, net (notes 2, 3, 4 and 7)	1,131,068	1,048,114
Inventories (notes 5 and 7)	899,813	882,931
Deferred income taxes (note 8)	202,291	194,277
Other current assets (notes 3, 6, 7 and 11)	390,160	335,796

Total current assets	4,690,047	4,209,359

Finance subsidiaries-receivables, net (notes 2, 3, 4 and 7)	2,348,913	2,234,563

Investments and advances:
Investments in and advances to affiliates	440,026	456,666
Other, including marketable equity securities (notes 3, 4 and 6)	199,906	155,924

Total investments and advances	639,932	612,590

Property on operating leases:
Vehicles	1,645,517	1,630,150
Less accumulated depreciation	287,885	277,034

Net property on operating leases	1,357,632	1,353,116

Property, plant and equipment, at cost (note 7):
Land	483,654	477,697
Buildings	1,473,067	1,442,417
Machinery and equipment	3,166,353	3,089,143
Construction in progress	202,186	207,583

	5,325,260	5,216,840
Less accumulated depreciation and amortization	3,385,904	3,369,151

Net property, plant and equipment	1,939,356	1,847,689

Other assets, net of allowance for doubtful accounts of ¥23,275 million at March 31, 2011 and ¥23,095 million at December 31, 2011 (notes 3, 4, 8 and 11)	594,994	624,979

Total assets	¥11,570,874	¥10,882,296

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2011 and December 31, 2011

	Yen (millions)
Liabilities and Equity	March 31, 2011	December 31, 2011
	audited	unaudited
Current liabilities:
Short-term debt (note 4)	¥1,094,740	¥1,019,866
Current portion of long-term debt (note 4)	962,455	966,466
Trade payables:
Notes	25,216	24,190
Accounts	691,520	653,315
Accrued expenses (note 12)	525,540	430,591
Income taxes payable	31,960	22,992
Other current liabilities (notes 8 and 11)	236,761	196,218

Total current liabilities	3,568,192	3,313,638

Long-term debt, excluding current portion (note 4)	2,043,240	1,849,536
Other liabilities (notes 4, 8 and 12)	1,376,530	1,359,954

Total liabilities	6,987,962	6,523,128

Equity:
Honda Motor Co., Ltd. shareholders’ equity (note 9):
Common stock, authorized 7,086,000,000 shares at March 31, 2011 and at December 31, 2011; issued 1,811,428,430 shares at March 31, 2011 and at December 31, 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	46,843
Retained earnings (note 13(a))	5,666,539	5,724,811
Accumulated other comprehensive income (loss), net (notes 6 and 11)	(1,495,380)	(1,758,752)
Treasury stock, at cost 9,126,716 shares at March 31, 2011 and 9,128,231 shares at December 31, 2011	(26,110)	(26,115)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,245,383

Noncontrolling interests (note 9)	132,937	113,785

Total equity (note 9)	4,582,912	4,359,168

Commitments and contingent liabilities (note 12)
Total liabilities and equity	¥11,570,874	¥10,882,296

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the nine months ended December 31, 2010 and 2011

	Yen (millions)
	December 31, 2010	December 31, 2011
	unaudited	unaudited
Net sales and other operating revenue	¥6,723,788	¥5,543,033

Operating costs and expenses:
Cost of sales (note 1(f))	4,849,409	4,141,925
Selling, general and administrative (notes 1(e) and 1(f))	987,045	909,418
Research and development	363,765	372,302

	6,200,219	5,423,645

Operating income	523,569	119,388

Other income (expenses):
Interest income	16,836	25,119
Interest expense	(6,264)	(7,509)
Other, net (notes 6 and 11)	19,792	27,348

	30,364	44,958

Income before income taxes and equity in income of affiliates	553,933	164,346

Income tax expense (notes 1(d) and 8):
Current	40,511	57,346
Deferred	117,165	29,451

	157,676	86,797

Income before equity in income of affiliates	396,257	77,549

Equity in income of affiliates	114,742	67,111
Net income	510,999	144,660

Less: Net income attributable to noncontrolling interests	21,465	4,772

Net income attributable to Honda Motor Co., Ltd.	¥489,534	¥139,888

	Yen
	December 31, 2010	December 31, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 15):	¥270.82	¥77.62

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended December 31, 2010 and 2011

	Yen (millions)
	December 31, 2010	December 31, 2011
	unaudited	unaudited
Net sales and other operating revenue (note 1(e))	¥2,110,414	¥1,942,545

Operating costs and expenses:
Cost of sales (notes 1(e) and 1(f))	1,517,648	1,446,474
Selling, general and administrative (notes 1(e) and 1(f))	343,003	317,354
Research and development	124,110	134,419

	1,984,761	1,898,247

Operating income	125,653	44,298

Other income (expenses):
Interest income	6,069	8,775
Interest expense	(2,017)	(2,445)
Other, net (notes 6 and 11)	1,875	7,864

	5,927	14,194

Income before income taxes and equity in income of affiliates	131,580	58,492

Income tax expense (notes 1(d) and 8):
Current	19,575	(904)
Deferred	67,461	34,151

	87,036	33,247

Income before equity in income of affiliates	44,544	25,245

Equity in income of affiliates	43,443	22,911
Net income	87,987	48,156

Less: Net income attributable to noncontrolling interests	6,869	494

Net income attributable to Honda Motor Co., Ltd.	¥81,118	¥47,662

	Yen
	December 31, 2010	December 31, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 15):	¥45.01	¥26.45

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2010 and 2011

	Yen (millions)
	December 31, 2010	December 31, 2011
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥510,999	¥144,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	262,251	228,448
Depreciation of property on operating leases	160,036	154,054
Deferred income taxes	117,165	29,451
Equity in income of affiliates	(114,742)	(67,111)
Dividends from affiliates	44,156	47,261
Provision for credit and lease residual losses on finance subsidiaries-receivables	11,328	7,905
Impairment loss on investments in securities	673	501
Damaged and impairment loss on long-lived assets excluding property on operating leases (note 1(f))	534	7,654
Loss (gain) on derivative instruments, net	(26,644)	(27,380)
Decrease (increase) in assets:
Trade accounts and notes receivable	73,716	123,712
Inventories	(93,519)	(45,264)
Other current assets	18,408	57,835
Other assets	(9,105)	(11,115)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(61,340)	14,023
Accrued expenses	(28,242)	(58,769)
Income taxes payable	10,226	(8,027)
Other current liabilities	(3,940)	(28,872)
Other liabilities	(81,850)	(22,696)
Other, net	(24,480)	(38,309)

Net cash provided by operating activities	765,630	507,961

Cash flows from investing activities:
Increase in investments and advances	(7,432)	(18,363)
Decrease in investments and advances	10,759	10,458
Payments for purchases of available-for-sale securities	(199)	—
Proceeds from sales of available-for-sale securities	2,319	—
Payments for purchases of held-to-maturity securities	(164,145)	(14,624)
Proceeds from redemptions of held-to-maturity securities	79,517	45,827
Capital expenditures	(204,193)	(240,522)
Proceeds from sales of property, plant and equipment	18,311	21,921
Proceeds from insurance recoveries for damaged property, plant and equipment (note 1(f))	—	4,944
Acquisitions of finance subsidiaries-receivables	(1,629,600)	(1,546,337)
Collections of finance subsidiaries-receivables	1,567,415	1,504,989
Purchases of operating lease assets	(586,391)	(498,380)
Proceeds from sales of operating lease assets	298,308	272,504

Net cash used in investing activities	(615,331)	(457,583)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	127,340	5,008
Proceeds from long-term debt	579,844	707,736
Repayments of long-term debt	(612,441)	(711,590)
Dividends paid (note 13(a))	(65,136)	(81,103)
Dividends paid to noncontrolling interests	(15,641)	(15,060)
Sales (purchases) of treasury stock, net	(34,794)	(5)

Net cash used in financing activities	(20,828)	(95,014)
Effect of exchange rate changes on cash and cash equivalents	(90,704)	(91,669)

Net change in cash and cash equivalents	38,767	(136,305)
Cash and cash equivalents at beginning of the period	1,119,902	1,279,024

Cash and cash equivalents at end of the period	¥1,158,669	¥1,142,719

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2011 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2011. Consolidated financial statements for the year ended March 31, 2011 are derived from the audited consolidated financial statements, while consolidated financial statements for the nine months and the three months ended December 31, 2011 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

None

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the nine months ended December 31, 2011. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(e)	Out-of-period adjustments

During the three months ended December 31, 2010, certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a Japanese subsidiary. This Japanese subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. In the Company’s consolidated statements of income for the three months ended December 31, 2010, the Company adjusted net sales and other operating revenue amounted to ¥9,888 million and operating income amounted to ¥280 million overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010, in conjunction with the related cumulative loss amounted to ¥14,123 million as of March 31, 2010. As a result, operating income for the nine months and three months ended December 31, 2010, decreased by ¥14,123 million and 14,403 million, respectively. Honda believes that these adjustments are immaterial to the Company’s consolidated financial statements or results of operations in prior periods.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Impact on the Company’s consolidated financial position or results of operations of the flood in Thailand

Since October 2011, Thailand suffered from severe floods, which caused damage to inventories, and machineries and equipments of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates have been affected by floods.

As a result, Honda recognized ¥17,348 million of costs and expenses, of which ¥9,387 million is included in cost of sales and ¥7,961 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended December 31, 2011. These costs and expenses mainly consist of loss on inventories of ¥7,330 million which are included in cost of sales, and loss on damaged property, plant and equipment of ¥7,654 million which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of ¥11,838 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended December 31, 2011. The recognized insurance recovery is limited to the amount of the related incurred losses and Honda will recognize insurance recoveries in excess of the incurred losses when final settlements with insurance companies are reached.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2011	December 31, 2011
Finance subsidiaries-receivables
Allowance for credit losses	¥24,890	¥19,991
Allowance for losses on lease residual values	7,225	5,166

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets. Receivables on past due operating lease rental payments are included in other current assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2011 and December 31, 2011:

	Yen (millions)
	March 31, 2011	December 31, 2011
Retail	¥3,368,014	¥3,193,835
Direct financing lease	362,136	335,940
Wholesale flooring	267,526	186,043
Commercial loans	34,116	36,073

Total finance receivables	4,031,792	3,751,891
Less:
Allowance for credit losses	28,437	23,329
Allowance for losses on lease residual values	7,225	5,166
Unearned interest income and fees	19,916	16,770

	3,976,214	3,706,626
Less:
Finance receivables included in trade accounts and notes receivable, net	332,195	252,005
Finance receivables included in other assets, net	164,038	171,944

Finance subsidiaries-receivables, net	3,479,981	3,282,677
Less current portion	1,131,068	1,048,114

Noncurrent finance subsidiaries-receivables, net	¥2,348,913	¥2,234,563

Allowance for Credit Losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions such as a rise in unemployment rates or declines in used vehicle prices. The finance subsidiaries of the Company estimate losses incurred on retail and direct financing lease receivables and recognize them in the allowance for credit losses. Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases. The finance subsidiaries of the Company segment these receivables into groups with common characteristics, and estimate collectively the allowance for credit losses on consumer finance receivables by the group. The finance subsidiaries of the Company take into consideration various methodologies when estimating the allowance including vintage loss rate analysis and delinquency roll rate analysis. When performing the vintage loss rate analysis, consumer finance receivables are segregated between retail and direct financing lease, and further segmented into groups with common risk characteristics including collateral type, credit grades and original terms. Loss rates are projected for these pools based on historical rates and adjusted for considerations of emerging trends and changing economic conditions. The roll rate analysis is used primarily by the finance subsidiaries of the Company in North America. This analysis tracks the migration of finance receivables through various stages of delinquency and ultimately to charge-offs. Roll rates are projected based on historical results while also taking into consideration trends and changing economic conditions.

Wholesale receivables are considered to be impaired when it is probable that they will be unable to collect all amounts due according to the original terms of the contract. The finance subsidiaries of the company recognize estimated losses on them in the allowance for credit losses. Credit risk on wholesale receivables is affected primarily by the financial strength of the dealers within the portfolio. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following table presents the changes of the allowance for credit losses on finance receivables for the nine months ended December 31, 2011.

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Allowance for credit losses
Balance at beginning of the period	¥25,578	¥1,455	¥1,404	¥28,437
Provision (reversal)	6,879	118	(53)	6,944
Charge-offs	(16,074)	(561)	(71)	(16,706)
Recoveries	6,404	231	43	6,678
Adjustments from foreign currency translation	(1,805)	(89)	(130)	(2,024)

Balance at end of the period	¥20,982	¥1,154	¥1,193	¥23,329

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present an age analysis of past due finance receivables at March 31, 2011 and December 31, 2011.

As of March 31, 2011	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥14,127	¥1,625	¥3,191	¥18,943	¥2,762,373	¥2,781,316
Used & certified auto	5,325	591	474	6,390	421,605	427,995
Others	1,666	468	895	3,029	155,674	158,703

Total retail	21,118	2,684	4,560	28,362	3,339,652	3,368,014
Direct financing lease	1,375	179	584	2,138	359,998	362,136
Wholesale
Wholesale flooring	125	38	273	436	267,090	267,526
Commercial loans	—	—	—	—	34,116	34,116

Total wholesale	125	38	273	436	301,206	301,642

Total finance receivables	¥22,618	¥2,901	¥5,417	¥30,936	¥4,000,856	¥4,031,792

As of December 31, 2011	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current *	Total finance receivables
Retail
New auto	¥15,058	¥2,512	¥3,312	¥20,882	¥2,630,729	¥2,651,611
Used & certified auto	6,876	1,045	414	8,335	395,871	404,206
Others	1,744	736	992	3,472	134,546	138,018

Total retail	23,678	4,293	4,718	32,689	3,161,146	3,193,835
Direct financing lease	1,292	313	788	2,393	333,547	335,940
Wholesale
Wholesale flooring	41	23	305	369	185,674	186,043
Commercial loans	—	—	—	—	36,073	36,073

Total wholesale	41	23	305	369	221,747	222,116

Total finance receivables	¥25,011	¥4,629	¥5,811	¥35,451	¥3,716,440	¥3,751,891

*	Includes recorded investment of finance receivables that are less than 30 days past due.

Credit Quality Indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balances of consumer finance receivables by the credit quality indicator at March 31, 2011 and December 31, 2011.

As of March 31, 2011	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,776,500	¥4,816	¥2,781,316
Used & certified auto	426,930	1,065	427,995
Others	157,340	1,363	158,703

Total retail	3,360,770	7,244	3,368,014
Direct financing lease	361,373	763	362,136

Total	¥3,722,143	¥8,007	¥3,730,150

As of December 31, 2011	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥2,645,787	¥5,824	¥2,651,611
Used & certified auto	402,747	1,459	404,206
Others	136,290	1,728	138,018

Total retail	3,184,824	9,011	3,193,835
Direct financing lease	334,839	1,101	335,940

Total	¥3,519,663	¥10,112	¥3,529,775

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balance of wholesale receivables by credit quality indicators at March 31, 2011 and December 31, 2011.

As of March 31, 2011	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥144,118	¥123,408	¥267,526
Commercial loans	14,024	20,092	34,116

Total	¥158,142	¥143,500	¥301,642

As of December 31, 2011	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥107,497	¥78,546	¥186,043
Commercial loans	25,144	10,929	36,073

Total	¥132,641	¥89,475	¥222,116

Other Finance Receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed by the FASB Accounting Standards Codification (ASC) 310 “Receivables” of ¥59,520 million and ¥61,206 million were included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2011 and December 31, 2011, respectively. Honda estimates individually the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,574 million and ¥20,296 million at March 31, 2011 and December 31, 2011, respectively, for which the allowance for credit losses were ¥19,574 million and ¥20,053 million at March 31, 2011 and December 31, 2011, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

(4) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The finance subsidiaries of the Company periodically securitize for liquidity and funding purposes and transfer finance receivables to the trust which is newly established to issue asset-backed securities. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the balances of the assets and liabilities of consolidated VIEs at March 31, 2011 and December 31, 2011.

	Yen (millions)
	March 31, 2011	December 31, 2011
Finance subsidiaries-receivables, net	¥500,208	¥487,807
Restricted cash *[1]	7,931	13,612
Other assets	1,688	1,450

Total assets	¥509,827	¥502,869

Secured debt *[2]	¥495,695	¥480,928
Other liabilities	532	253

Total liabilities	¥496,227	¥481,181

*[1]	Restricted cash as collateral for the payment of the related secured debt obligation was included in Investments and advances-Other on the consolidated balance sheets.
*[2]	Secured debt was included in short-term and long-term debt on the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of March 31, 2011 and December 31, 2011.

(5) Inventories

Inventories at March 31, 2011 and December 31, 2011 are summarized as follows:

	Yen (millions)
	March 31, 2011	December 31, 2011
Finished goods	¥531,071	¥462,270
Work in process	49,606	45,813
Raw materials	319,136	374,848

	¥899,813	¥882,931

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Investments and Advances-Other

Investments and advances at March 31, 2011 and December 31, 2011 consist of the following:

	Yen (millions)
	March 31, 2011	December 31, 2011
Current
Corporate debt securities	¥331	¥543
U.S. government and agency debt securities	—	777
Advances	790	914
Certificates of deposit	1,366	1,468

	¥2,487	¥3,702

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	March 31, 2011	December 31, 2011
Noncurrent
Auction rate securities (non-marketable)	¥6,948	¥6,418
Marketable equity securities	92,421	80,915
Government bonds	1,999	1,999
U.S. government and agency debt securities	37,029	2,549
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	12,178	10,752
Guaranty deposits	23,735	22,726
Advances	1,159	1,117
Other	23,468	28,479

	¥199,906	¥155,924

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2011 and December 31, 2011 is summarized below:

	Yen (millions)
	March 31, 2011	December 31, 2011
Available-for-sale
Cost	¥46,017	¥44,324
Fair value	99,369	87,333
Gross unrealized gains	56,019	46,897
Gross unrealized losses	2,667	3,888

Held-to-maturity
Amortized cost	¥40,725	¥7,336
Fair value	40,649	7,420
Gross unrealized gains	91	85
Gross unrealized losses	167	1

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Maturities of debt securities classified as held-to-maturity at December 31, 2011 are as follows:

Yen (millions)
Due within one year	¥2,788
Due after one year through five years	4,548
Due after five years through ten years	—

Total	¥7,336

There was no amount of significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the nine months and the three months ended December 31, 2010 and 2011.

Gross unrealized losses on available-for-sale securities and held-to-maturity securities, and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2011 and December 31, 2011 are as follows:

	Yen (millions)
	March 31, 2011		December 31, 2011
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥9,054	¥1,516	¥7,600	¥2,939
12 months or longer	7,759	1,151	7,032	949

	¥16,813	¥2,667	¥14,632	¥3,888

Held-to-maturity
Less than 12 months	¥31,042	¥167	¥605	¥1
12 months or longer	—	—	—	—

	¥31,042	¥167	¥605	¥1

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Pledged Assets

Pledged assets at March 31, 2011 and December 31, 2011 are as follows:

	Yen (millions)
	March 31, 2011	December 31, 2011
Trade accounts and notes receivable	¥13,808	¥7,508
Inventories	11,691	3,660
Other current assets	5,337	—
Property, plant and equipment	24,548	21,013
Finance subsidiaries-receivables	504,587	493,545

(8) Income taxes

On November 30, 2011, the National Diet of Japan approved the laws for amendments to previous income tax laws.

Upon the change in the laws, the statutory income tax rate in Japan will be changed to approximately 38% for fiscal years beginning on or after April 1, 2012, and to approximately 35% for fiscal years beginning on or after April 1, 2015. Thus, the Company and its Japanese subsidiaries measured deferred tax assets and liabilities based on the tax rates to be applied in the fiscal years in which temporary differences are expected to be recovered or settled.

As a result, net of deferred tax assets decreased ¥16,072 million as of December 31, 2011, and income tax expenses increased ¥16,072 million for the nine months and the three months ended December 31, 2011.

Due primarily to the impact of this tax rate change, the effective tax rates of Honda for the nine months and the three months ended December 31, 2011 differ from Japanese (or the Company’s) statutory income tax rate, which is 40% for the fiscal year ending March 31, 2012.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Equity

The changes in equity for the nine months and three months ended December 31, 2010 and 2011 are as follows:

For the nine months ended December 31, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥4,328,640	¥127,790	¥4,456,430
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax	1,432	—	1,432

Adjusted balance at March 31, 2010	¥4,330,072	¥127,790	¥4,457,862

Dividends paid to Honda Motor Co., Ltd. shareholders	(65,136)	—	(65,136)
Dividends paid to noncontrolling interests	—	(15,641)	(15,641)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	489,534	21,465	510,999
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(339,624)	(7,727)	(347,351)
Unrealized gains (losses) on available-for-sale securities, net	1,655	(13)	1,642
Unrealized gains (losses) on derivative instruments, net	621	—	621
Pension and other postretirement benefits adjustments	6,158	112	6,270

Total comprehensive income (loss)	158,344	13,837	172,181

Purchase of treasury stock	(34,796)	—	(34,796)
Reissuance of treasury stock	2	—	2

Balance at December 31, 2010	¥4,388,486	¥126,150	¥4,514,636

During the six months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥ 80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2011

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥4,449,975	¥132,937	¥4,582,912

Dividends paid to Honda Motor Co., Ltd. shareholders	(81,103)	—	(81,103)
Dividends paid to noncontrolling interests	—	(15,060)	(15,060)
Capital transactions and others	—	(2,653)	(2,653)

Comprehensive income (loss):
Net income	139,888	4,772	144,660
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(262,426)	(6,251)	(268,677)
Unrealized gains (losses) on available-for-sale securities, net	(6,218)	(56)	(6,274)
Unrealized gains (losses) on derivative instruments, net	201	—	201
Pension and other postretirement benefits adjustments	5,071	96	5,167

Total comprehensive income (loss)	(123,484)	(1,439)	(124,923)

Purchase of treasury stock	(5)	—	(5)
Reissuance of treasury stock	—	—	—

Balance at December 31, 2011	¥4,245,383	¥113,785	¥4,359,168

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

Dividends paid to Honda Motor Co., Ltd. shareholders	(21,628)	—	(21,628)
Dividends paid to noncontrolling interests	—	(2,377)	(2,377)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	81,118	6,869	87,987
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(59,055)	(2,722)	(61,777)
Unrealized gains (losses) on available-for-sale securities, net	7,471	10	7,481
Unrealized gains (losses) on derivative instruments, net	242	—	242
Pension and other postretirement benefits adjustments	1,970	37	2,007

Total comprehensive income (loss)	31,746	4,194	35,940

Purchase of treasury stock	(9)	—	(9)
Reissuance of treasury stock	1	—	1

Balance at December 31, 2010	¥4,388,486	¥126,150	¥4,514,636

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2011

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at September 30, 2011	¥4,297,278	¥117,570	¥4,414,848

Dividends paid to Honda Motor Co., Ltd. shareholders	(27,034)	—	(27,034)
Dividends paid to noncontrolling interests	—	(625)	(625)
Capital transactions and others	—	(2,653)	(2,653)

Comprehensive income (loss):
Net income	47,662	494	48,156
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(73,248)	(1,032)	(74,280)
Unrealized gains (losses) on available-for-sale securities, net	(962)	(1)	(963)
Unrealized gains (losses) on derivative instruments, net	(1)	—	(1)
Pension and other postretirement benefits adjustments	1,689	32	1,721

Total comprehensive income (loss)	(24,860)	(507)	(25,367)

Purchase of treasury stock	(1)	—	(1)
Reissuance of treasury stock	—	—	—

Balance at December 31, 2011	¥4,245,383	¥113,785	¥4,359,168

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Fair Value Measurement

In accordance with FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2011.

As of March 31, 2011	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥57,880	¥—	¥57,880	¥—	¥—
Interest rate instruments (note 11)	—	29,759	154	29,913	—	—

Total derivative instruments	—	87,639	154	87,793	(26,641)	61,152

Available-for-sale securities
Marketable equity securities	92,421	—	—	92,421	—	92,421
Auction rate securities	—	—	6,948	6,948	—	6,948

Total available-for-sale securities	92,421	—	6,948	99,369	—	99,369

Total	¥92,421	¥87,639	¥7,102	¥187,162	¥(26,641)	¥160,521

Liabilities:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥(15,712)	¥—	¥(15,712)	¥—	¥—
Interest rate instruments (note 11)	—	(32,435)	(155)	(32,590)	—	—

Total derivative instruments	—	(48,147)	(155)	(48,302)	26,641	(21,661)

Total	¥—	¥(48,147)	¥(155)	¥(48,302)	¥26,641	¥(21,661)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of December 31, 2011	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥56,655	¥—	¥56,655	¥—	¥—
Interest rate instruments (note 11)	—	33,478	13	33,491	—	—

Total derivative instruments	—	90,133	13	90,146	(25,735)	64,411

Available-for-sale securities
Marketable equity securities	80,915	—	—	80,915	—	80,915
Auction rate securities	—	—	6,418	6,418	—	6,418

Total available-for-sale securities	80,915	—	6,418	87,333	—	87,333

Total	¥80,915	¥90,133	¥6,431	¥177,479	¥(25,735)	¥151,744

Liabilities:
Derivative instruments
Foreign exchange instruments (note 11)	¥—	¥(21,675)	¥—	¥(21,675)	¥—	¥—
Interest rate instruments (note 11)	—	(20,616)	(13)	(20,629)	—	—

Total derivative instruments	—	(42,291)	(13)	(42,304)	25,735	(16,569)

Total	¥—	¥(42,291)	¥(13)	¥(42,304)	¥25,735	¥(16,569)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present a reconciliation during the nine months ended December 31, 2010 and 2011 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the nine months ended December 31, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	2	(96)	(94)
Included in other comprehensive income (loss)	—	—	282	282
Purchases, issuances, settlements and sales, net	—	—	(1,909)	(1,909)
Foreign currency translation	—	(1)	(1,159)	(1,160)

Balance at end of the period	¥—	¥(1)	¥7,159	¥7,158

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2011

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 11)	Auction rate securities	Total
Balance at beginning of the year	¥—	¥(1)	¥6,948	¥6,947
Total realized/unrealized gains or losses
Included in earnings	—	—	—	—
Included in other comprehensive income (loss)	—	—	—	—
Purchases, issuances, settlements and sales
Purchases	—	—	—	—
Issuances	—	—	—	—
Settlements	—	—	(46)	(46)
Sales	—	—	(33)	(33)
Foreign currency translation	—	1	(451)	(450)

Balance at end of the period	¥—	¥—	¥6,418	¥6,418

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (see note 11)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market has been illiquid, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis for the year ended March 31, 2011 and the nine months ended December 31, 2011.

Honda has not elected the fair value option for the year ended March 31, 2011 and the nine months ended December 31, 2011.

The estimated fair values of significant financial instruments at March 31, 2011 and December 31, 2011 are as follows:

	Yen (millions)
	March 31, 2011		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,642,235	¥3,701,218	¥3,393,493	¥3,427,353
Held-to-maturity securities	40,725	40,649	7,336	7,420
Debt	(4,100,435)	(4,159,300)	(3,835,868)	(3,888,352)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and December 31, 2011 in the table exclude ¥333,979 million and ¥313,133 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2011 and December 31, 2011 in the table also include ¥496,233 million and ¥423,949 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade accounts and notes receivable and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair values of Government bonds and U.S. government and agency debt securities were estimated by using quoted market prices. The carrying amount of certificates of deposit approximates fair value because of the short maturity of the instrument.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

(11) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (see note 10). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2011 and December 31, 2011 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	March 31, 2011	December 31, 2011
Foreign currency forward exchange contracts	¥15,050	¥14,926

Foreign exchange instruments	¥15,050	¥14,926

Derivatives not designated as hedging instruments:
	Yen (millions)
	March 31, 2011	December 31, 2011
Foreign currency forward exchange contracts	¥611,359	¥558,347
Foreign currency option contracts	44,237	173,949
Currency swap agreements	549,099	480,338

Foreign exchange instruments	¥1,204,695	¥1,212,634

Interest rate swap agreements	¥3,566,605	¥3,359,856

Interest rate instruments	¥3,566,605	¥3,359,856

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2011 and December 31, 2011 were ¥156 million loss and ¥45 million income, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of December 31, 2011 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at March 31, 2011 and December 31, 2011 are as follows.

As of March 31, 2011

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(114)	¥—	¥—	¥(114)

Derivatives not designated as hedging instruments:
	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥57,880	¥(15,598)	¥20,174	¥31,702	¥(9,594)
Interest rate instruments	29,913	(32,590)	(2,082)	11,358	(11,953)

Total	¥87,793	¥(48,188)	¥18,092	¥43,060	¥(21,547)

Netting adjustment	(26,641)	26,641

Net amount	¥61,152	¥(21,547)

As of December 31, 2011 Derivatives designated as hedging instruments:
	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(49)	¥—	¥—	¥(49)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥56,655	¥(21,626)	¥39,875	¥5,790	¥(10,636)
Interest rate instruments	33,491	(20,629)	(831)	19,577	(5,884)

Total	¥90,146	¥(42,255)	¥39,044	¥25,367	¥(16,520)

Netting adjustment	(25,735)	25,735

Net amount	¥64,411	¥(16,520)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for the nine months and the three months ended December 31, 2010 and 2011 are as follows:

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,620	Other income (expenses) - Other, net	¥583	Other income (expenses) - Other, net	¥(16)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥86,302
Interest rate instruments	Other income (expenses) - Other, net	(14,447)

Total		¥71,855

For the nine months ended December 31, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥182	Other income (expenses) - Other, net	¥(152)	Other income (expenses) - Other, net	¥(4)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥35,146
Interest rate instruments	Other income (expenses) - Other, net	1,363

Total		¥36,509

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended December 31, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥496	Other income (expenses) - Other, net	¥93	Other income (expenses) - Other, net	¥(278)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥7,112
Interest rate instruments	Other income (expenses) - Other, net	(6,276)

Total		¥836

For the three months ended December 31, 2011

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥75	Other income (expenses) - Other, net	¥77	Other income (expenses) - Other, net	¥(124)

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(8,421)
Interest rate instruments	Other income (expenses) - Other, net	3,908

Total		¥(4,513)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2011 and December 31, 2011, Honda has guaranteed ¥30,393 million and ¥28,406 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥30,393 million and ¥28,406 million, respectively, at March 31, 2011 and December 31, 2011. At December 31, 2011, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2011 and the nine months ended December 31, 2011 are as follows:

	Yen (millions)
	March 31, 2011	December 31, 2011
Balance at beginning of the period	¥226,038	¥213,943
Warranty claims paid during the period	(82,080)	(63,575)
Liabilities accrued for warranties issued during the period	84,920	43,111
Changes in liabilities for pre-existing warranties during the period	(3,550)	(11,973)
Foreign currency translation	(11,385)	(9,244)

Balance at end of the period	¥213,943	¥172,262

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the nine months ended December 31, 2010

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 30, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 29, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2010, effective after the period

Resolution	The board of directors meeting on January 31, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	December 31, 2010
Effective date	February 25, 2011
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the nine months ended December 31, 2011

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 23, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2011
Effective date	June 24, 2011
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on August 1, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	June 30, 2011
Effective date	August 24, 2011
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 31, 2011
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	September 30, 2011
Effective date	November 25, 2011
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the nine months ended December 31, 2011, effective after the period

Resolution	The board of directors meeting on January 31, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	December 31, 2011
Effective date	February 24, 2012
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥301,996	¥1,613,841	¥136,442	¥68,023	¥2,120,302	¥—	¥(9,888)	¥2,110,414
Intersegment	—	2,087	2,854	4,164	9,105	(9,105)	—	—

Total	¥301,996	¥1,615,928	¥139,296	¥72,187	¥2,129,407	¥(9,105)	¥(9,888)	¥2,110,414

Segment income (loss)	¥29,132	¥68,400	¥44,603	¥(2,079)	¥140,056	¥—	¥(14,403)	¥125,653

For the three months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥302,590	¥1,451,054	¥124,806	¥64,095	¥1,942,545	¥—	¥—	¥1,942,545
Intersegment	—	4,578	2,760	3,951	11,289	(11,289)	—	—

Total	¥302,590	¥1,455,632	¥127,566	¥68,046	¥1,953,834	¥(11,289)	¥—	¥1,942,545

Segment income (loss)	¥25,866	¥(16,997)	¥37,597	¥(2,168)	¥44,298	¥—	¥—	¥44,298

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥935,082	¥5,148,743	¥427,346	¥212,617	¥6,723,788	¥—	¥—	¥6,723,788
Intersegment	—	5,135	8,759	12,086	25,980	(25,980)	—	—

Total	¥935,082	¥5,153,878	¥436,105	¥224,703	¥6,749,768	¥(25,980)	¥—	¥6,723,788

Segment income (loss)	¥90,460	¥303,727	¥146,672	¥(3,167)	¥537,692	¥—	¥(14,123)	¥523,569

Assets	¥944,662	¥4,764,066	¥5,427,253	¥283,030	¥11,419,011	¥(159,399)	¥—	¥11,259,612
Depreciation and amortization	¥30,542	¥221,922	¥161,287	¥8,536	¥422,287	¥—	¥—	¥422,287
Capital expenditures	¥21,086	¥171,191	¥587,981	¥7,198	¥787,456	¥—	¥—	¥787,456

As of and for the nine months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥990,287	¥3,961,018	¥387,127	¥204,601	¥5,543,033	¥—	¥—	¥5,543,033
Intersegment	—	10,587	8,231	9,516	28,334	(28,334)	—	—

Total	¥990,287	¥3,971,605	¥395,358	¥214,117	¥5,571,367	¥(28,334)	¥—	¥5,543,033

Segment income (loss)	¥109,733	¥(122,366)	¥134,043	¥(2,022)	¥119,388	¥—	¥—	¥119,388

Assets	¥965,325	¥4,448,203	¥5,290,548	¥292,342	¥10,996,418	¥(114,122)	¥—	¥10,882,296
Depreciation and amortization	¥29,914	¥190,295	¥155,165	¥7,128	¥382,502	¥—	¥—	¥382,502
Capital expenditures	¥39,447	¥203,771	¥500,553	¥6,012	¥749,783	¥—	¥—	¥749,783

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except other adjustments, which is out-of-period adjustments. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. For further information on other adjustments, see note 1(e). The amount of out-of-period adjustments are not reported to or used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in the Power product and other businesses but as other adjustments for the three months and the nine months periods ended December 31, 2010.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥393,266 million as of December 31, 2010 and ¥371,004 million as of December 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of the Financial services business include ¥160,036 million for the nine months ended December 31, 2010 and ¥154,054 million for the nine months ended December 31, 2011, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of the Financial services business includes ¥586,391 million for the nine months ended December 31, 2010 and ¥498,380 million for the nine months ended December 31, 2011 respectively, of purchase of operating lease assets.

7.	The amounts of Net sales and other operating revenue Intersegment for the three months and nine months ended December 31, 2010 have been corrected from the amounts previously disclosed.

8.	For the three months ended December 31, 2011, substantially all of the ¥17,348 million of the costs and expenses and ¥11,838 million of insurance recoveries resulting from Thailand flood are included in Segment income (loss) of the Automobile business.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥404,219	¥964,492	¥132,514	¥387,477	¥231,600	¥2,120,302	¥—	¥(9,888)	¥2,110,414
Transfers between geographic areas	463,331	47,319	18,226	58,044	7,291	594,211	(594,211)	—	—

Total	¥867,550	¥1,011,811	¥150,740	¥445,521	¥238,891	¥2,714,513	¥(594,211)	¥(9,888)	¥2,110,414

Operating income (loss)	¥14,633	¥89,698	¥(9,436)	¥35,780	¥15,690	¥146,365	¥(6,309)	¥(14,403)	¥125,653

For the three months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥434,749	¥928,336	¥105,229	¥269,470	¥204,761	¥1,942,545	¥—	¥—	¥1,942,545
Transfers between geographic areas	428,450	57,956	14,233	48,210	1,373	550,222	(550,222)	—	—

Total	¥863,199	¥986,292	¥119,462	¥317,680	¥206,134	¥2,492,767	¥(550,222)	¥—	¥1,942,545

Operating income (loss)	¥(41,219)	¥74,865	¥(3,801)	¥13,350	¥12,525	¥55,720	¥(11,422)	¥—	¥44,298

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the nine months ended December 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,377,539	¥3,017,225	¥447,418	¥1,189,687	¥691,919	¥6,723,788	¥—	¥—	¥6,723,788
Transfers between geographic areas	1,339,789	154,054	54,521	179,068	25,858	1,753,290	(1,753,290)	—	—

Total	¥2,717,328	¥3,171,279	¥501,939	¥1,368,755	¥717,777	¥8,477,078	¥(1,753,290)	¥—	¥6,723,788

Operating income (loss)	¥87,919	¥276,364	¥(8,438)	¥118,530	¥56,389	¥530,764	¥6,928	¥(14,123)	¥523,569

Assets	¥2,895,405	¥6,025,463	¥492,882	¥1,046,431	¥663,111	¥11,123,292	¥136,320	¥—	¥11,259,612
Long-lived assets	¥1,059,010	¥1,744,305	¥97,808	¥219,810	¥146,464	¥3,267,397	¥—	¥—	¥3,267,397
As of and for the nine months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	¥1,188,657	¥2,366,920	¥370,471	¥945,363	¥671,622	¥5,543,033	¥—	¥—	¥5,543,033
Transfers between geographic areas	1,105,253	147,445	44,461	153,553	8,822	1,459,534	(1,459,534)	—	—

Total	¥2,293,910	¥2,514,365	¥414,932	¥1,098,916	¥680,444	¥7,002,567	¥(1,459,534)	¥—	¥5,543,033

Operating income (loss)	¥(122,422)	¥141,083	¥(13,934)	¥60,326	¥51,333	¥116,386	¥3,002	¥—	¥119,388

Assets	¥2,956,920	¥5,809,611	¥437,391	¥938,207	¥601,543	¥10,743,672	¥138,624	¥—	¥10,882,296
Long-lived assets	¥1,035,861	¥1,805,658	¥97,691	¥218,844	¥126,558	¥3,284,612	¥—	¥—	¥3,284,612

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses), except other adjustments, which is out-of-period adjustments. For further information on other adjustments, see note 1(e). The adjustments are not included in Japan but as other adjustments for the three months and the nine months periods ended December 31, 2010.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥393,266 million as of December 31, 2010 and ¥371,004 million as of December 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

6.	For the three months ended December 31, 2011, ¥17,348 million of the costs and expenses and ¥11,838 million of insurance recoveries resulting from Thailand flood are included in Operating income (loss) of Asia.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(15) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the nine months ended December 31, 2010 and 2011

	Yen
	December 31, 2010	December 31, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥270.82	¥77.62

	Yen (millions)
	December 31, 2010	December 31, 2011
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥489,534	¥139,888
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥489,534	¥139,888
Weighted average number of common shares	1,807,578,062 shares	1,802,300,940 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended December 31, 2010 and 2011

	Yen
	December 31, 2010	December 31, 2011
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥45.01	¥26.45

	Yen (millions)
	December 31, 2010	December 31, 2011
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥81,118	¥47,662
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥81,118	¥47,662
Weighted average number of common shares	1,802,304,736 shares	1,802,300,521 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

Honda Siel Cars India Ltd. resumes normal production at Greater Noida plant

Honda Siel Cars India Ltd. (HSCI), leading manufacturer of premium cars in India, announced that it has resumed normal production with two shift operations from February 15, 2012. In the wake of disruption in supplies from Thailand, the company had been working under severe production constraints since November 2011.

HSCI has resumed two shift operations from February 15, 2012. HSCI will have production of 370 cars per day from February 15, 2012, and from the week commencing on February 19, 2012, HSCI will ramp up to 440 units per day.

Honda has been carefully monitoring the part supply process and has taken all the necessary recovery actions to normalize production situation with critical components now being sourced from Japan & China.

HSCI’s top priority at the moment is to reduce the backlog and closely work with our dealers to ensure prompt deliveries. HSCI is hopeful to clear most of the current Brio bookings within March 2012 and deliver cars to these waiting customers.

The production of the new City and Brio has already been resumed while the production of Honda Jazz will start towards the end of February 2012.

[Translation]

February 21, 2012

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 21, 2012 has decided on changes of Operating Officers as of April 1, 2012 and has decided a plan for changes to its management as of late June 2012. Those changes as of late June 2012 are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2012 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Particulars

1.	Planned changes in Operating Officers (as of April 1, 2012)

Operating Officers to change titles

Name	New Title	Current Title
Tetsuo Iwamura	Executive Vice President and Executive Officer	Senior Managing Officer

Takashi Yamamoto	Senior Managing Officer	Managing Officer

Hidenobu Iwata	Senior Managing Officer	Managing Officer

Yoshiharu Yamamoto	Senior Managing Officer and Director	Managing Officer and Director

Takuji Yamada	Managing Officer and Director	Operating Officer and Director

Masahiro Takedagawa	Managing Officer	Operating Officer

Yoshiyuki Matsumoto	Managing Officer	Operating Officer

Ko Katayama	Managing Officer	Operating Officer

Operating Officers to be newly appointed

Name	Current Title
Naoto Matsui	General Manager of Purchasing Division 2 in Purchasing Operations

Mitsugu Matsukawa	General Manager of Hamamatsu Factory of Production Operations

Shinji Aoyama	General Manager of Motorcycle Business Planning Office for Motorcycle Operations

2.	Planned changes in Representative Director, Directors and Corporate Auditors (as of late June 2012)

Planned changes in Directors (as of late June 2012)

Directors to be newly appointed

Name	New Title	Title as of April 1, 2012
Tetsuo Iwamura	Executive Vice President, Executive Officer and Representative Director	Executive Vice President and Executive Officer

Takashi Yamamoto	Senior Managing Officer and Director	Senior Managing Officer

Yuji Shiga	Operating Officer and Director	Operating Officer

Directors to retire

Name	New Title	Title as of April 1, 2012
Koichi Kondo		Chairman and Representative Director

Akio Hamada		Executive Vice President, Executive Officer and Representative Director

Takuji Yamada	Managing Officer	Managing Officer and Director

Planned changes in Corporate Auditors (as of late June 2012)

Corporate Auditors to be newly appointed

Name	Present Post/Previous Post
Masaya Yamashita	Managing Officer

Toshiaki Hiwatari	Former Prosecutor General Attorney-at-law Advisor of TMI Associates

Mr. Toshiaki Hiwatari is expected to be an outside corporate auditor as provided for in the Company Law.

Corporate Auditors to retire

Name	Present Post
Toru Onda	Corporate Auditor

Fumihiko Saito	Corporate Auditor

Planned change in Operating Officer (as of late June 2012)

Operating Officer to retire

Name	Current Title
Takashi Nagai	Operating Officer

Mr. Takashi Nagai is expected to take office as President and Representative Director of Honda Logistics Inc.

Resume of Director and Representative Director Candidate

As of February 21, 2012

Tetsuo IWAMURA

Date of Birth:	May 30, 1951	(60 years old)

Professional Experience:

April	1978	Joined Honda Motor Co., Ltd.

June	1999	General Manager of Overseas Operation Office No.1 for Regional Operations (the Americas), Honda Motor Co., Ltd.

April	2000	Chief Operating Officer for Parts Operations, Honda Motor Co., Ltd.

June	2000	Director, Honda Motor Co., Ltd.

April	2003	Chief Operating Officer for Regional Operations (Latin America), Honda Motor Co., Ltd.

		President and Director of Honda South America Ltda.

		President and Director of Moto Honda da Amazonia Ltda.

		President and Director of Honda Automoveis do Brazil Ltda.

June	2006	Managing Director, Honda Motor Co., Ltd.

April	2007	Chief Operating Officer for Regional Operations (North America), Honda Motor Co., Ltd.

		President and Director of Honda North America, Inc.

		President and Director of American Honda Motor Co., Inc.

June	2008	Senior Managing Director, Honda Motor Co., Ltd.

April	2011	Senior Managing Officer and Director, Honda Motor Co., Ltd.

June	2011	Senior Managing Officer, Honda Motor Co., Ltd.

*	Current responsibilities in boldface

Number of shares held: 20,900 shares